

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 8, 2017

David H. Clarke
Chief Executive Officer
Monster Digital, Inc.
2655 First Street, Suite 250
Simi Valley, California 93065

> **Re: Monster Digital, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 25, 2017**
> **File No. 001-37797**

Dear Mr. Clarke:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   It appears that the spin-off transaction is not being registered under the Securities Act. Please provide us your analysis as to how this transaction will be exempt from registration under the Securities Act and whether the transaction constitutes a sale or disposition for value under Section 2(a)(3). Please also address whether the transaction will result in a fundamental change in the nature of the holdings of Monster Digital, Inc.'s stockholders.

Proposal No. 1: Approval of the Merger Agreement, page 43

2.   Please tell us and disclose whether you plan to obtain an opinion of counsel regarding the tax consequences of the merger. If you do not plan to provide a tax opinion, please provide us with your analysis as to why you do not believe such an opinion is required. Refer to Section III.A.2 of Staff Legal Bulletin No. 19 for additional guidance.

Proposal No. 7 — The Increase in the Number of Authorized Shares …" page 145

3.   Tell us whether you have any plans or proposals to issue any of the newly authorized shares, or any newly available shares, as a result of the reverse stock split. If not, please revise your disclosure to state that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available shares of common stock.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853, or in his absence, me at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc: Thomas Poletti, Esq.
        Manatt, Phelps & Phillips, LLP